Exhibit 99.1

InterOil Files Management Information Circular

- Board recommends against dissident resolutions

- Number of directors reducing to eight (8)

- Shareholders urged to vote WHITE proxy now

- Mails letter to shareholders

SINGAPORE and PORT MORESBY, Papua New Guinea, May 4, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that its Board of Directors is recommending that shareholders vote against dissident resolutions at the Corporation's Annual and Special Meeting of Shareholders (the "Meeting") on June 14, 2016.

InterOil has filed and is distributing its Management Information Circular, notice of meeting and proxy form to InterOil shareholders.

InterOil shareholders of record at the close of business on April 25, 2016 are entitled to vote at the Meeting. All proxies must be received before 8:00 PM ET on June 10, 2016.

The InterOil Board is reducing the number of directors to eight effective from the Meeting, recognising that fewer directors are needed for InterOil's streamlined business.

InterOil believes its eight director nominees for election have the right mix of global oil and gas experience, large-scale LNG project expertise, local experience and institutional knowledge to oversee the execution of InterOil's strategy to create value for all InterOil shareholders.

InterOil's Annual and Special Meeting will address the dissident resolutions proposed by Phil Mulacek, who served as InterOil's Chairman and Chief Executive Officer until 2013, and certain of his associates (collectively "Mulacek").

Mulacek claims to hold or otherwise represent about 7.6% of InterOil's common shares.

The InterOil Board believes the dissident resolutions are NOT in the best interests of InterOil or shareholders because they would:

x Hinder progress that the Corporation has made since Mr. Mulacek's departure from InterOil;
x Restrict the business judgment of the Board due to their overly prescriptive and restrictive nature;
x Put InterOil at a competitive disadvantage in attracting qualified directors and officers;
x Deter potential counterparties from pursuing accretive transactions; and
x Create inherent conflicts of interest through prescriptive controls on directors and officers.

The Board is urging shareholders to reject the dissident resolutions by voting today on the WHITE proxy as recommended by the Board.

In connection with the Meeting, InterOil is distributing a letter to shareholders. Highlights of the letter include:

  InterOil's Board is fully committed to realizing the full value of the Corporation's assets for all of InterOil's shareholders;
  InterOil has the right team and strategy to realize its goals; and
  Mulacek's dissident resolutions are not in the best interests of InterOil or its shareholders and would be a step in the wrong direction.

The full text of the letter follows:

Dear InterOil Shareholders

We are writing on behalf of your Board of Directors and management about your investment in InterOil. In connection with InterOil's Annual and Special Meeting of Shareholders (the "Meeting"), which is scheduled for June 14, 2016, you are being asked to make important decisions about InterOil's future. In particular, you are being asked to vote on dissident resolutions that your Board believes are not in the best interest of InterOil or all InterOil shareholders.

Your Board recommends that you vote AGAINST the dissident resolutions.

The dissident resolutions were originated by Phil Mulacek, who served as the Corporation's Chairman and Chief Executive Officer until 2013, and certain of his associates (collectively "Mulacek"). Mulacek requisitioned the dissident resolutions be tabled at the Meeting along with the Corporation's annual general business. Mulacek claims to hold or otherwise represent approximately 7.6% of InterOil's common shares.

PROTECT YOUR INVESTMENT IN INTEROIL

Your Board and management have taken important actions to unlock the full value of the Corporation's assets for all shareholders and to insulate the Corporation against low commodity prices. These actions include introducing the super-major, Total S.A. ("Total"), as operator of the Elk-Antelope liquefied natural gas project (the "Papua LNG Project"); divesting InterOil's non-core refining and distribution business; and successfully drilling three exploration wells to enable the renewal of InterOil's exploration licenses for up to an additional 11 years.

Your Board's decisions and actions have provided a clear path for InterOil and its shareholders to participate in one of the world's lowest-cost liquid natural gas projects.

Your Board is comprised of highly-qualified and proven leaders, who are engaged and focused on the best interests of InterOil, including its shareholders. They have the right skills, capabilities and industry expertise to soundly steward InterOil and to enhance value for all shareholders. In contrast, Mulacek appears to be pursuing a self-serving agenda to influence or take control of InterOil for the benefit of Mr. Mulacek.

Your Board has carefully reviewed the Mulacek dissident resolutions and believes they are NOT in the best interests of InterOil or its shareholders. We urge you to reject them by voting today on the WHITE proxy as recommended by the Board.

Your vote is very important. We encourage you to make your voice heard by voting online, by telephone or by signing and dating the enclosed WHITE proxy and returning it in the postage-paid envelope provided.

THE INTEROIL BOARD OF DIRECTORS IS FULLY COMMITTED TO REALIZING
THE FULL VALUE OF THE COMPANY'S ASSETS FOR ALL OF INTEROIL'S SHAREHOLDERS

Your Board and management team have transformed InterOil. Until 2013, under Mr. Mulacek's leadership, InterOil had no clear strategy and suffered multiple failed attempts to enter strategic partnerships to monetize and develop the Elk-Antelope fields. As a result, InterOil was a highly volatile stock with substantial short positions that traded on hype and speculation.

As a result of actions by your Board and management team, InterOil is now on a path to monetize its world-class assets for the benefit of all shareholders. Since Mr. Mulacek's departure from InterOil in 2013, your Board and management team have:

  Revamped the Board and installed a new management team with global LNG experience. Six (6) of the eight (8) InterOil director nominees and all of the executive management team, including Chief Executive Officer Dr. Michael Hession, have joined InterOil since Mr. Mulacek's departure as Chief Executive Officer in April 2013. Today, the Board and management team include highly-qualified and proven leaders, who have the right mix of global oil and gas experience, large-scale LNG project expertise, local experience and institutional knowledge to oversee the execution of InterOil's strategy to create value for our shareholders.
  Started development of the Elk-Antelope gas fields with super-major partner Total. Your Board and management team executed a series of transactions to partner with Total to develop and operate the Papua LNG Project while allowing InterOil to maintain a significant interest in the project. Total has the capacity, resources and track record to successfully develop the Papua LNG Project, which, based on independent analysts' reports, is expected to be one of the lowest cost and most competitive new-build LNG projects in the world.
  Streamlined the business to focus purely on upstream exploration and development. In mid-2014, the Corporation sold its non-core refining and distribution business, enhancing the Corporation's balance sheet and focusing the Corporation's strategy on its world-class exploration acreage and the Papua LNG Project.
  Significantly reduced operating costs. InterOil has streamlined the Corporation's business after divesting the refining and distribution business and non-core functions covering road construction and maintenance. The Corporation also closed offices in Australia and the United States, and reduced staff numbers by more than 70%.
  Strengthened InterOil's financial position. InterOil now maintains a strong balance sheet as a result of your Board and management team's determination to put InterOil on a path to monetize the Company's assets, obtain favorable agreements with its strategic partners, strengthen relationships with key financial partners and operate efficiently. Moreover, the agreement with Total includes substantial fixed payments to InterOil that will further benefit InterOil's liquidity. At the end of the Elk-Antelope appraisal, InterOil expects to receive a significant cash payment that is not linked to commodity prices and a further cash payment on sanctioning of the Papua LNG Project. The Corporation also recently entered into a new US$400 million credit facility and is well positioned to meet its Papua LNG Project commitments and exploration goals across its portfolio.
  Implemented a clear strategy to create value for shareholders. Today, InterOil is primarily focused on development of the Elk-Antelope fields, the evaluation of prospects on its exploratory acreage and operating efficiently to preserve liquidity to develop the Papua LNG Project. We are now entering the final stages of the Elk-Antelope appraisal program and are poised to benefit from development of the Papua LNG Project and related appraisal payments described above.

Your Board and management team remain committed to executing InterOil's strategy and vision to create significant and sustainable value for our shareholders. Your InterOil nominees have the necessary mix of skills, technical capabilities and industry expertise to soundly steward a complex public international oil and gas exploration company such as InterOil with assets in a developing country such as Papua New Guinea.

INTEROIL HAS THE RIGHT TEAM AND STRATEGY
– DO NOT ALLOW MULACEK TO DRAG INTEROIL BACKWARD –

Your Board is concerned that Mulacek may be interested in pursuing a self-serving agenda to influence or take control of InterOil. The InterOil Board strongly urges shareholders not to let this happen. InterOil has evolved since Mr. Mulacek's departure with a revamped Board and new management team and embarked on a clear strategy to unlock the full value of the Corporation's assets for all InterOil shareholders. We are asking for your support to allow us to continue this work.

One of Mulacek's resolutions seeks to reduce the number of directors to six (6). Based on Mr. Mulacek's statements in filings with the U.S. Securities and Exchange Commission[1] and in a media report,[2] it is possible that Mulacek may nominate director candidates, which may include Mr. Mulacek, for election to the InterOil Board of Directors at the Meeting. The deadline for nominations of candidates for election at the Meeting has not yet passed.

Your Board believes it is taking the right steps to position InterOil for the future and that the Mulacek agenda would be a step in the wrong direction.

INTEROIL'S REVAMPED BOARD AND NEWLY INSTALLED MANAGEMENT TEAM HAVE THE GLOBAL LNG EXPERIENCE AND EXPERTISE TO DELIVER VALUE FOR ALL INTEROIL SHAREHOLDERS

Changes to the Board and management team since 2013 have infused the Corporation with professional leaders who have the right mix of global oil and gas experience with some of the world's largest companies, large-scale project expertise, local experience and institutional knowledge, particularly in the development of global large-scale LNG projects. The members of your Board were carefully chosen because of their experience in:

  Leading global oil and gas companies;
  Delivering large-scale capital projects, covering upstream exploration and development, LNG shipping and marketing;
  The exploration and development of oil and gas assets;
  Engineering, strategic planning and oversight, regulatory and quality;
  Papua New Guinea industry, government relations, compliance and regulations
    In fact, three Director nominees have direct experience in the PNG government or as senior executives in PNG companies; and
  Finance, auditing, accounting, capital raising and corporate governance with public companies.

We are confident that InterOil's Board and management team have the right skills, capabilities, and industry expertise required to soundly steward InterOil and to unlock the full value of the Corporation's assets for all shareholders.

MULACEK'S DISSIDENT RESOLUTIONS ARE NOT IN THE BEST INTERESTS
OF INTEROIL OR ITS SHAREHOLDERS

Your Board has carefully reviewed the Mulacek resolutions and determined they are not in the best interests of InterOil or its shareholders because they would:

x Hinder progress that the Corporation has made since Mr. Mulacek's departure from InterOil;
x Restrict the business judgment of the Board due to their overly prescriptive and restrictive nature;
x Put InterOil at a competitive disadvantage in attracting qualified directors and officers;
x Deter potential counterparties from pursuing accretive transactions; and
x Create inherent conflicts of interest through prescriptive controls on directors and officers.

The Board unanimously recommends that shareholders vote AGAINST each of the Mulacek dissident resolutions.

For more detail about your Board's views, we urge you to read the accompanying Management Information Circular.

PROTECT YOUR INTEROIL INVESTMENT
BY VOTING THE WHITE PROXY TODAY

Your Board is executing a strategy that will deliver enhanced value for all shareholders.

Whether or not you plan to attend the Annual and Special Meeting your vote is very important.

We encourage you to make your voice heard by voting online, by telephone or by signing and dating the enclosed WHITE proxy and returning it in the enclosed postage-paid envelope by 8:00PM ET on June 10, 2016.

On behalf of your Board and the management team, thank you for your continued support.

Sincerely,

Chris Finlayson Chairman	Dr Michael Hession Chief Executive Officer

If you have any questions, require assistance with voting your WHITE proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or

TOLL-FREE (800) 322-2885

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This press release contains "forward looking statements" as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as "may," "plans," "believes," "expects," "anticipates," "intends," "estimates," "forecasts," "budgets," "targets" or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in this press release are forward looking statements. Forward looking statements include, without limitation, statements regarding the cost and competitiveness of the Papua LNG Project, payments from Total in connection with the Elk-Antelope fields appraisal, the ability of InterOil to meet its demands under the Papua LNG Project and other exploration goals across its portfolio, benefits associated with the development of the Papua LNG Project, the intentions of Mulacek regarding various matters, InterOil's corporate strategy and InterOil's position in the low-commodity price environment. Readers are cautioned not to place undue reliance on forward-looking statements which involve known and unknown risks material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

The forward-looking statements in this press release are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe appropriate in the circumstances. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements. The key assumptions that have been made in connection with such forward-looking statements include, among other things, assumptions regarding anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment and qualified personnel in a timely manner to develop resources, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward looking statements will eventuate. In light of the significant uncertainties inherent in our forward looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these assumptions and other risks and uncertainties that could cause actual results to differ materially from such forward looking statements are more fully described under the heading "Risk Factors" in our annual information form for the year ended December 31, 2015. Further, the forward looking statements contained in this press release are made as of the date hereof and, except as required by applicable law, we will not update publicly or revise any of these forward looking statements. The forward looking statements contained in this press release are expressly qualified by this cautionary statement.

[1]	Schedule 13Ds, filed by Mulacek on March 29, 2016 and May 3, 2016.
[2]	Bloomberg, "InterOil's Former CEO Seeks Change After $250 Million in Losses," April 5, 2016.